Filed by Athena Pubco B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: February, 14 2022

Spartan Acquisition Corp. III and Allego Announce Effectiveness of Registration Statement and March 8, 2022 Special Meeting of Stockholders to Approve Business Combination

Upon closing, Allego’s stock is expected to be listed on NYSE under the new ticker symbol “ALLG”

PARIS & ARNHEM, Netherlands & NEW YORK – February 14, 2022—Spartan Acquisition Corp. III (“Spartan”) (NYSE: SPAQ), a publicly traded special purpose acquisition company, and Allego Holding B.V. (“Allego” or “the Company”), a leading pan-European electric vehicle charging network, today announced that on February 10, 2022 the U.S. Securities and Exchange Commission (“SEC”) has declared effective Allego affiliate Athena Pubco B.V.’s (“Athena Pubco”) registration statement on Form F-4 (File No. 333-259916) relating to the previously announced business combination of Spartan and Allego (the “Business Combination”).

Details of the Special Meeting of Stockholders

Spartan will mail the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on January 18, 2022.

The Special Meeting to approve the pending Business Combination, among other items, is scheduled to be held on March 8, 2022 at 11:00 a.m. Eastern Time (the “Special Meeting”). The Special Meeting will be conducted virtually, and can be accessed via live webcast at https://www.cstproxy.com/spartanspaciii/2022. If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close and trading of the combined entity’s stock and warrants will continue to be listed on the NYSE under the new ticker symbols “ALLG” and “ALLG WS”, respectively, shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, Spartan requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and by no later than 11:59 p.m. Eastern Time on March 7, 2022, to ensure that the stockholder’s shares will be represented at the Special Meeting. Stockholders which hold shares in “street name” (i.e. those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any individual Spartan stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Morrow Sodali LLC, Spartan’s proxy solicitor, for assistance via e-mail at: SPAQ.info@investor.morrowsodali.com or toll-free call at (800) 662-5200. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

“We are pleased to have achieved this important milestone and announce a date for the Special Meeting of Spartan stockholders,” said Geoffrey Strong, Chairman and Chief Executive Officer of Spartan and Partner and Co-Head of Infrastructure and Natural Resouces at Apollo. “We look forward to continuing to work closely with the Allego team as they execute on their strategy to accelerate their leadership position within the European EV charging market as the company benefits from broad-based demand and significant industry tailwinds.”

About Allego

Allego delivers charging solutions for electric cars, motors, buses and trucks, for consumers, businesses and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprised of more than 26,000 charge points operational throughout Europe – and growing rapidly. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives us and our customers a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient and more enjoyable for all.

About Spartan Acquisition Corp. III

Spartan Acquisition Corp. III is a special purpose acquisition entity focused on the energy value-chain and was formed for the purpose of entering into a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Spartan is sponsored by Spartan Acquisition Sponsor III LLC, which is owned by a private investment fund managed by an affiliate of Apollo Global Management, Inc. (NYSE: APO). For more information, please visit www.spartanspaciii.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan Acquisition Corp. III’s (“Spartan”) and Allego Holding B.V.’s, a Dutch private limited liability company (“Allego”), actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “BCA”); (ii) the outcome of any legal proceedings that may be instituted against Athena Pubco B.V., a Dutch limited liability company (the “Athena Pubco”) and/or Allego following the announcement of the BCA and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the BCA; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of Athena Pubco’s common shares on the New York Stock Exchange following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Allego, Spartan or Athena Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof filed by Athena Pubco in connection with the proposed business combination on September 30, 2021, as amended on December 14, 2021, January 18, 2022 and February 1, 2022. All subsequent written and oral forward-looking statements concerning Spartan, Allego or Athena Pubco, the transactions described herein or other matters and attributable to Spartan, Allego, Athena Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and Athena Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spartan, Athena Pubco or Allego, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form F-4 was filed by Athena Pubco with the SEC on September 30, 2021, as amended on December 14, 2021, January 18, 2022 and February 1, 2022, and was declared effective on February 10, 2022.The Form F-4 includes a definitive proxy statement that has been mailed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of Athena Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Spartan, Allego and Athena Pubco urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Allego, Spartan, and the proposed business combination. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. The definitive proxy statement/prospectus has been mailed to Spartan’s stockholders as of January 18, 2021. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Spartan, Allego, Athena Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Spartan’s, Athena Pubco’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, Athena Pubco’s and Allego’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Contacts

For Allego

Investors

investors@allego.eu

Media

allegoPR@icrinc.com

For Meridiam

FTI Consulting

meridiamsc@fticonsulting.com

For Spartan Acquisition Corp. III

Investors

info@spartanspacIII.com

Media

Communciations@apollo.com